(LOGO) Long Beach Mortgage Company


              MANAGEMENT'S ASSERTION ABOUT COMPLIANCE WITH
                        MINIMUM SERVICING STANDARDS

As of and for the year ended December 31, 1999, Long Beach Mortgage Company has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Long Beach Mortgage Company had in effect Fidelity bond and errors and omissions coverages in the amount of $1l0 million and $25 million respectively.


Art J.  Den-Meyer
Accounting Manager

James R. Guerin
Senior Vice President
Loan Servicing

Richard A. Ladd
Senior Vice President

1100 TOWN & COUNTRY ROAD * SUITE 900 * ORANGE, CALIFORNIA 92626
(714) 641-6378 FX (714) 245-0927